Exhibit 1

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel
____________________________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on Thursday, April 21, 2011
_______________________________

Dear shareholder,

You are cordially invited to attend the Annual and Special General Meeting of the shareholders of Hadera Paper Ltd. (the “Company”) to be held at the registered office of the Company located at 1 Meizer St., Industrial Zone, Hadera, Israel on Thursday, April 21, 2011, at 10:00 a.m. (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.
Re-election of each of Messrs. Shmuel Avital, Dan Vardi, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo and Adi Rozenfeld to hold office as a member of the Board of Directors of the Company until the close of the next annual general meeting.

2.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2011 and until the next annual general meeting.

3.
Approval of the entry into an agreement with Clal P.V. Ltd., a private company indirectly held by the controlling shareholder of the Company (the “Agreement”), for the lease of rooftop space located atop the Company’s productions facilities in Hadera, Israel, to be utilized for generating solar energy.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The foregoing items of business are more fully described in the proxy statement (the “Proxy Statement”) accompanying this notice.

The approval of Proposals I and II requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter.

The approval of Proposal III requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of the entry into the Agreement (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Only the shareholders of the Company of record at the close of business on Monday, March 21, 2011, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.  Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least forty eight (48) hours prior to the time of the Meeting.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Yael Nevo, at 1 Meizer St., Industrial Zone, Hadera, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or www.maya.tase.co.il. Position Statements should be submitted to the Company no later than Thursday, March 31, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are held through a member of the Tel Aviv Securities Exchange Ltd. (“TASE”) may vote on Proposal III through a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”). The form of the voting deed can found them on the websites www.magna.isa.gov.il and www.maya.tase.co.il.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy and represent shares conferring in the aggregate at least one-forth (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, April 28, 2011, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, the meeting shall be cancelled.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at 1 Meizer St., Industrial Zone, Hadera, Israel, during normal business hours and by prior coordination with Ms. Yael Nevo (tel: +972-4-6349405).

By Order of the Board of Directors,
Yael Nevo
Corporate Secretary

Hadera, Israel
March 21, 2011

ii

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of Hadera Paper Ltd. (the “Company”) of proxies to be voted at the Annual and Special General Meeting of the shareholders of the Company to be held on Thursday, April 21, 2011 at 10:00 a.m. (Israel time), at the Company’s offices located at 1 Meizer St., Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof.  A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about Monday, March 21, 2011.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.
To re-elect each of Messrs. Shmuel Avital, Dan Vardi, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo and Adi Rozenfeld to hold office as a member of the Board of Directors of the Company until the close of the next annual general meeting.

2.
To approval and ratify the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2011 and until the next annual general meeting.

3.
To approve the entry into an agreement with Clal P.V. Ltd., a private company indirectly held by the controlling shareholder of the Company (the “Agreement”), for the lease of rooftop space located on the Company’s productions facilities in Hadera, to be utilized for generating solar energy.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

PROXIES; COUNTING OF VOTES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board of Directors”).  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and must present such legal proxy at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting.  However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

Only shareholders of the Company of record at the close of business Monday, March 21, 2011 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Yael Nevo, at 1 Meizer St., Industrial Zone, Hadera, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or www.maya.tase.co.il. Position Statements should be submitted to the Company no later than Thursday, March 31, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights in the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

QUORUM AND VOTING REQUIREMENTS

On March 14, 2011, the Company had 5,089,811 Ordinary Shares outstanding.

At the Meeting, each shareholder of record as of the Record Date will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place.  If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

The approval of Proposals I and II requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter.

The approval of Proposal III requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of the entry into the Agreement (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were beneficially owned, as of March 14, 2011, by all those persons who were the beneficial owners of more than 5% of such outstanding Ordinary Shares.

Name and Address	Ordinary Shares Beneficially Owned*	Percentage
Principal Shareholders:
Clal Industries and Investments Ltd. (“Clal”) (1) 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	3,007,621	59.09
Clal Insurance Holdings Ltd. (2) 37 Derech Menachem Begin, Tel-Aviv, Israel	224,736	4.42
Clal Finance Ltd.(3) 37 Derech Menachem Begin, Tel-Aviv, Israel	35,759	0.70
Psagot Investment House Ltd.(4) Psagot House, 14 Ahad Ha’am St., Tel Aviv, Israel	259,557	5.10

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(1)
IDB Holding Corporation Ltd. (“IDBH”) holds directly and indirectly 100% of the equity and voting power in IDB Development Corporation Ltd. (“IDBD”). IDBD holds 60.54% of the equity and voting power in Clal. Clal is a public company traded on the Tel Aviv Stock Exchange. IDBD is a private company, whose securities are registered for trade on the Tel Aviv Stock Exchange.

IDBH is controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 54.72% of the outstanding shares of IDBH (of which, approximately 17.5% of the outstanding shares of IDBH are held directly and approximately 37.22% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd., a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.17% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 13.31% of the outstanding shares of IDBH); (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 13.30% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Avi Fischer holds, directly and through a private company controlled by Avi Fischer and his wife, directly and indirectly, 9.1% of the equity and the voting power of Ganden.

Isaac Manor (the husband of Ruth Manor) is a deputy chairman, inter alia, of each of IDBH, IDBD and Clal.

Zvi Livnat (the son of Avraham Livnat) is, inter alia, a director of IDBH and Deputy Chairman of IDBD Ltd.

(2)
Clal Insurance Holdings Ltd. (“Clal Holdings”) is a public company whose shares are listed for trade on the Tel Aviv Stock Exchange. Clal Holdings is controlled by IDBD. To the best of the Company’s knowledge, Clal Holdings is an interested party in Clal, since it is controlled by IDBD, the controlling shareholder of Clal.

(3)
Clal Finance Ltd. (“Clal Finance”) is a public company whose shares are listed for trade on the Tel Aviv Stock Exchange. Clal Finance is controlled by Clal Holdings. To the best of the Company’s knowledge, Clal Finance is an interested party in the Company, since it is controlled by IDBD, the controlling shareholder of Clal.

(4)	Psagot Investment House Ltd. (“Psagot”) is a company controlled by AP.PS Acquisition Ltd., an Israeli company wholly owned by Apax Partners, an international investment fund.

PROPOSAL NO. 1 - RE-ELECTION OF EACH OF MESSRS. SHMUEL AVITAL, DAN VARDI, ZVI
LIVNAT, AMOS MAR-HAIM, ISAAC MANOR, RONI MILO AND ADI ROZENFELD AS A
MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY TO HOLD OFFICE UNTIL THE
CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, seven directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), all the directors of the Company retire from office at the annual general meeting, except for External Directors who are elected for three-year terms.

Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the general meeting of shareholders. The External Directors are elected for three-year terms.

Ms. Aliza Rotbard was elected as an External Director of the Company on March 21, 2011. Ms. Rotbard is a member of the Company’s balance and audit committee and also a member of the compensation committee.

Ms. Atalya Arad was elected as an External Director of the Company on July 10, 2008. Ms. Arad is a member of the Company’s balance and audit committee.

During 2010, the Board of Directors convened 17 times, the audit committee convened seven times, and the compensation committee convened four  times.  Each of the above mentioned directors attended at least 75% of the Board of Directors meetings held during 2010. Each member of the audit committee attended at least 75% of the audit committee meetings held during 2010.  Each member of the compensation committee attended at least 75% of the compensation committee meetings held during 2010.

The persons named in the table below qualify for election and agreed to be nominated as directors of the company, each to hold office until the next annual general meeting and until their successors are duly elected.  all of these persons are presently directors of the Company.  The Board of Directors recommends that such persons be elected as directors of the company until the next annual general meeting of the Company’s shareholders and until their successors are duly elected. Each of the director nominees has certified to the Company that he meets the required qualifications under the Israeli Companies Law.

Name	Principal Occupation and Business Experience	Age	Director Since
Shmuel Avital	Chairman of Maxima, Center for Air Separation Ltd., member of the Managing Board of the Pension Savings Arrangement. Director of Amot Investments Ltd. and Besser Engineering Ltd. From 2007 to 2009, served as the Chairman of Hadas Mercantil, Investment House. From 2003 to 2007, Chairman of Hamashbir La’Tsarchan.	59	2010
Dan Vardi	CEO of Clal Energy. Director of Clal P.V. Ltd., Global Wind Energy Ltd. and Tigo Energy Inc. From 2003 to 2008, CEO of Israel Natural Gas Lines Ltd.	70	2010
Zvi Livnat(2)	Chairman of the Board of Directors of the Company since April 2006. Co-CEO of Clal Industries and Investments Ltd., Executive Vice President and director of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., director in Discount Investments Corporation Ltd., and also serves in prominent positions in other public and private companies.	57	2003
Amos Mar-Haim(1)(2)	Member of the Israel Accounting Standards Board, Director of various companies, Deputy Chairman of Phoenix Investments & Finances Ltd., Chairman of Migdal underwriting & Promotion of Investments Ltd and is a member of the Active Committee of the Public Companies Union.	72	1984
Isaac Manor	A deputy Chairman of IDB Holdings Corporation Ltd., IDB Development Ltd., Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and is a director of various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. He also serves as chairman and as a director of companies in the David Lubinsky Group Ltd.	69	2003
Roni Milo	Served as chairman of Azorim between the years 2003-2006. Served as chairman of the Israeli Cinema Council between the years 2003-2006. Director at Yahav Bank. Lecturer of social science in Bar Ilan University.	60	2007
Adi Rozenfeld	A businessman, Honorary Consul of Slovenia in Israel. A director at Clal Industries and Investments Ltd. and serves as a representative of Activa Holdings in Israel.	56	2004

(1) Member of the balance and audit committee
(2) Member of the compensation committee.

The approval of the proposal requires a simple majority.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that Shmuel Avital, Dan Vardi, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo and Adi Rozenfeld be, and hereby are, each elected to hold office as directors of the Company until the close of the next annual general meeting.”

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO. 2 –– APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT
OF BRIGHTMAN ALMAGOR ZOHAR & CO. A MEMBER OF DELOITTE TOUCHE TOHMATSU,
AS EXTERNAL AUDITORS OF THE COMPANY FOR 2011 AND UNTIL THE NEXT ANNUAL
GENERAL MEETING

At the Meeting, the shareholders will be requested to reappoint Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, Certified Public Accountants (Israel), to serve as External Auditors of the Company for 2011 and until the next annual general meeting.

Such auditors served as the Company’s auditors for the fiscal year of 2010.

Such auditors received approximately US$205,600 for auditing services rendered by them to the Company for fiscal year 2010. In 2010, the auditors rendered additional services (instructions and counseling regarding the implementation of Section 404 of the Sarbanes Oxley Act of 2002) for which they received approximately US$67,000. In 2010, the auditors also received approximately US$7,300 for other services.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, Certified Public Accountants (Israel) be, and hereby is, appointed as the External Auditors of the Company for 2011 and until the next annual general meeting”.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 3 –– APPROVAL OF THE ENTRY INTO AN AGREEMENT WITH CLAL P.V. LTD.,
A COMPANY INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDER OF THE
COMPANY, FOR THE LEASE OF ROOFTOP SPACE LOCATED ON THE COMPANY’S
PRODUCTIONS FACILITIES IN HADERA, ISRAEL, TO BE UTILIZED FOR GENERATING
SOLAR ENERGY

On March 15, 2011, after the receipt of the approval of the Audit Committee and Board of Directors of the Company, on February 28, 2011 and March 6, 2011, respectively, the Company entered into an agreement with Clal P.V. Ltd. (“Clal P.V.” or the “Lessee”), a private company indirectly held by Clal, the controlling shareholder of the Company (the “Agreement”), according to which the Company intends to lease to Clal P.V., or its wholly-owned subsidiary, approximately 19,200 square meters of rooftop space located atop the Company’s production facilities in Hadera, Israel (the “Leased Space”), for the purpose of installing device or devices for generating solar energy and transferring it to the national grid (the “Generation Devices”) for the duration of the lease period, pursuant to a license to be obtained by Clal P.V. Pursuant to the terms of the Agreement, the Company has been granted an option to exclude a portion of up to approximately 14,300 square meters of rooftop space from the Leased Space (the “Optional Space”). The net space to be leased, after deducting the Optional Space (if the Company elects to exercise all or part of the aforementioned option), shall be hereinafter referred to as the “Leased Property”.

The annual rent for the Leased Property is comprised of a basic rental fee and an additional rental fee. The basic rental fee will be set at an aggregate amount ranging between NIS 90,000 and NIS 802,000, to be determined according to the actual space leased (which may range from 19,200 square meters to 4,900 square meters) and the production tariff for kWh of electricity approved for Clal P.V. under its license (the “Basic Fee”). Additionally, under the terms of the Agreement, the Company will receive an additional rental fee up to NIS 70,000, to be paid in the case of excess production of electricity, if any (the “Additional Fee”).

The term of the lease will commence upon the passing of right of possession in the Leased Property and will terminate upon the passage of 20 years of the date of the Commercial Operation of the Leased Property (as such term is defined in the Agreement). Under the terms of the Agreement, the Lessee is granted an option to extend the term of the lease for an additional period, provided that in any case the total lease period shall not exceed 24 years and 11 months.

The Agreement includes various provisions regarding the allocation of payments applicable to Leased Property between the parties, preparatory work and construction of the Generation Devices, allocation of responsibilities between the parties, and insurance and indemnity obligations required in the various stages of the project, up until the date of expiration of the lease. Additionally, the Agreement contains provisions which pertain to a case in which Clal P.V. elects to seek external financing for the construction of the Generation Devices.

The Agreement is subject to the meeting of various conditions including, inter alia, receipt of approvals, permits and licenses for the construction of the Generation Devices on the Leased Property, gaining the consent of the general meeting of shareholders of the Company and certain other additional conditions. In the event that these conditions are not met within a period of 15 months commencing on the execution of the Agreement (the “Nullifying Conditions Period”), each of the parties will be allowed to terminate the Agreement. In addition, the Lessee had undertaken to make reasonable efforts during the Nullifying Conditions Period to meet certain milestones relating to the license, as prescribed under the Agreement, and, in case of a breach of such undertaking, each of the parties may terminate the Agreement.

Under the terms of the Agreement, the Company has been granted the option to terminate the Agreement in the event the Company notifies the Lessee that the Company intends to use the Leased Property for its own activities, in such manner that will not allow the continued operation of the Generation Devices on the Leased Property, in which case the Lessee will be obligated to vacate the Leased Property within a period of 90 days, and the Company will be obligated to pay the Lessee a sum equal to the economic value of the Generation Devices at such time, to be determined according to an appraisal made by two appraisers appointed at the consent of the of the parties.

In addition, the Agreement may be terminated by either party with 14 days advance notice, in case of a fundamental breach of the obligations under the Agreement by the other party which is not corrected within the time prescribed, or, in cases of a voluntary liquidation by either party, a court application to appoint a trustee, liquidator or a receiver, not cancelled, terminated or rejected within the time prescribed.

As of the date hereof, to the best of the Company’s knowledge: (i) Clal holds 100.0% of the outstanding share capital and voting rights of Clal Electronic Industries Ltd. (“Clal Electronics”); (ii) Clal Electronics holds 100.0% of the outstanding share capital and voting rights of Clal Energy Management (2008) Ltd. (“Clal Energy (2008)”); (iii) Clal Electronics and Clal Energy are the limited partner and general partner, respectively, in Clal Energy L.P. (“Clal Energy”); and (iv) Clal Energy holds 100.0% of the outstanding share capital and voting rights of Clal P.V. In light of the indirect holdings in the outstanding share capital and voting rights of Clal P.V., Clal has a personal interest in the Agreement.

The directors Zvi Livnat, Yizhak Manor, Dan Vardi and Adi Rosenfeld were not present at the discussion and the vote on the approval of the transaction, since they may be considered to have a personal interest in the approval of the transaction by virtue of the fact that they are interested parties in Clal P.V. and/or Clal and/or in controlling shareholders therein, directly or indirectly.

The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that such a majority includes (i) at least a third of the total votes of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of the Agreement, (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to approve the entry into an agreement with Clal P.V. Ltd., a company indirectly held by the controlling shareholder of the Company, for the lease of rooftop space located on the Company’s productions facilities in Hadera, Israel, to be utilized for generating solar energy.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting.  If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors, Yael Nevo Corporate Secretary

Hadera, Israel
March 21, 2011